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                                                  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

LAS VEGAS GAMING, INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)
517674-10-7

(CUSIP Number)

ADLINE NETWORK, LLC
c/o Strategic Management
2699 Buford Highway
Buford, GA 30518
(678) 473-0098
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

FEBRUARY 18, 2005
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 517674-10-7

1.	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).:  ADLINE NETWORK, LLC
                                                                                                                      EIN: 58-2624961

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4. Source of Funds (See Instruction):  SC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7. Sole Voting Power:                     500,000 SHARES
  _______________________________________________________________________________

8. Shared Voting Power:   NOT APPLICABLE
_______________________________________________________________________________

9. Sole Dispositive Power:             500,000 SHARES
______________________________________________________________________________

10. Shared Dispositive Power:      NOT APPLICABLE

11. Aggregate Amount Beneficially Owned by Each Reporting Person:  500,000 SHARES

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

       NOT APPLICABLE

13. Percent of Class Represented by Amount in Row (11):  7.28%

14. Type of Reporting Person (See Instructions):                   CO
        __________________________________________________________________________________________

        __________________________________________________________________________________________

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CUSIP No. 517674-10-7

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of LAS VEGAS GAMING, INC., a Nevada Corporation (the “Company”). The principal executive offices of the Company are located at 4000 W. Ali Baba Lane, Unit D, Las Vegas, NV 89118.

ITEM 2. IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement: ADLINE NETWORK, LLC (the “Holder”)

B.	Residence or Business Address: C/O Strategic Management, 2699 Buford Highway, Buford, GA 30518

C.             Present Principal Occupation and Employment: N/A.

D.	The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.
The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.             Citizenship: The Holder is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Shares acquired as part of a merger/acquisition.

ITEM 4. PURPOSE OF TRANSACTION

Merger/acquisition

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

A.	As of February 18, 2005, the Holder holds beneficially the following securities of the Company:

Title of Security   Amount   Percentage of Shares of Common Stock*
---------------------------------            ----------------                      --------------------------------------------------
Common Stock   400,000   7.28% (combined)
Warrants to Purchase
Common Stock                            100,000
---------------------------------           ----------------                      --------------------------------------------------
*calculated in accordance with Rule 13d-3

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CUSIP No. 517674-10-7

B.
The Holder has the sole power to vote or to direct the vote of the Shares held by AdLine Network, LLC and has the sole power to dispose or to direct the disposition of the Shares held by AdLine Network, LLC

C.	Not Applicable

D.	Not Applicable.

E.	Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                                                                                February 22, 2005
                                                                                                                                    Date

                                                                                                                                                                                /s/ Sam Johnson
                                                                                                                                                                                              Signature

                                                                                                                                                                               SAM JOHNSON AUTHORIZED
                                                                                                                                                                               SIGNATORY FOR
                                                                                                                                                                               ADLINE NETWORK, LLC
                                                                                                                                                                               BENEFICIAL OWNER
                                                                                                                                    Name/Title
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